Exhibit 4

SETTLEMENT, RELEASE AND TERMINATION

WHEREAS Mr. Olivier Archambaud (“OA”) is a shareholder and former director of Bionik Laboratories Inc. (“Bionik).

AND WHEREAS Mr. Peter Bloch (“Bloch”), Michal Prywata (“Prywata”) and Thiago Caires (“Caires”) (collectively the “Shareholders” and each a “Shareholder”) are directors and officers of Bionik.

AND WHEREAS the Shareholders, Bionik and OA wish to enter into this settlement, release and termination agreement in relation to a dispute between the Shareholders and OA, which dispute could effect Bionik, with respect to an assertion made by OA that he is entitled to one or more of cash, Bionik shares and/or other securities of Bionik from one or more of the Shareholders (the “Claim”).

AND WHEREAS each of the undersigned wish to settle any and all claims and disputes with respect to the Claim.

NOW THEREFORE, in consideration for the payments and/or covenants of the releases provided herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

1.	Each Shareholder and Bionik agree to perform the covenants to be performed by them in this Agreement, including for greater certainty those in Schedule “A” hereto (the “Shareholder Covenants”).

2.	OA agrees to perform the covenants to be performed by him in this Agreement, including for greater certainty those in Schedule “A” hereto (the “OA Covenants”).

3.	Each Shareholder, on behalf of himself and his agents, servants, attorneys, heirs, executors, representatives, successors and assigns (collectively the “Shareholder Releasors” and each a “Shareholder Releasor”), does hereby irrevocably and unconditionally remise, release and forever discharge OA and his agents, servants, attorneys, present and former employees, officers and directors, controlling persons, subsidiaries, partners, affiliates, shareholders, heirs, executors, representatives, successors and assigns (collectively, the “OA Releasees”), of and from any and all actions, causes of action (whether direct or derivative), suits, proceedings, deeds, debts, dues, duties, accounts, bonds, covenants (whether express or implied), contracts, claims, demands, damages, sums and sums of money, promises, grievances, executions, judgments and liabilities whatsoever, whether contingent or otherwise, existing as of the date hereof, both in law and in equity, whether known or unknown, which the Shareholder Releasor ever had, now has or may have against the OA Releasees, other than relating to, arising out of, or concerning in any way (i) any rights a Shareholder Releasor has or may have after the date of this Agreement as a holder of Bionik shares or other securities in Bionik or any successor legal entity and/or (ii) the OA Covenants (each a “Shareholder Claim” and collectively the “Shareholder Claims”).

4.	Bionik, on behalf of itself and its agents, servants, attorneys, present and former employees, officers and directors, subsidiaries, partners, affiliates, successors and assigns (collectively the “Corporate Releasors” and each a “Corporate Releasor”), does hereby irrevocably and unconditionally remise, release and forever discharge the OA Releasees of and from any and all actions, causes of action (whether direct or derivative), suits, proceedings, deeds, debts, dues, duties, accounts, bonds, covenants (whether express or implied), contracts, claims, demands, damages, sums and sums of money, promises, grievances, executions, judgments and liabilities whatsoever, whether contingent or otherwise, existing as of the date hereof, both in law and in equity, whether known or unknown, which the Corporate Releasor ever had, now has or may have against the OA Releasees, other than relating to, arising out of, or concerning in any way (i) a breach by any OA Releasee of the terms of the Third Amended and Restated Shareholders’ Agreement dated August 22, 2012, as amended and/or (ii) a breach by OA of any fiduciary duties owed by him in connection with his services as a director of Bionik and/or (iii) the OA Covenants (the “Corporate Claims”).

5.	OA, on behalf of himself and his agents, servants, attorneys, heirs, executors, representatives, successors and assigns (collectively the “OA Releasors”, and each an “OA Releasor”), does hereby irrevocably and unconditionally remise, release and forever discharge Bionik, US Bionik, each Shareholder and their respective agents, servants, attorneys, present and former employees, officers and directors, controlling persons, subsidiaries, partners, affiliates, shareholders, heirs, executors, representatives, successors and assigns (collectively, the “Shareholder Releasees”), of and from any and all actions, causes of action (whether direct or derivative), suits, proceedings, deeds, debts, dues, duties, accounts, bonds, covenants (whether express or implied), contracts, claims, demands, damages, sums and sums of money, promises, grievances, executions, judgments and liabilities whatsoever, whether contingent or otherwise, existing as of the date hereof, both in law and in equity, whether known or unknown, which the OA Releasor ever had, now has or may have against the Shareholder Releasees, other than relating to, arising out of, or concerning in any way (i) any rights OA has or may have after the date of this Agreement as a holder of his shares or other securities in Bionik or any successor legal entity, and/or (iii) the Shareholder Covenants (the “OA Claims”).

6.	Representations and Warranties

Each of the Shareholders hereby severally and not jointly and not jointly and severally represents and warrants to OA that each of the below statements in this Section 6 are true and correct as of the date of this Agreement, and each of the Shareholders acknowledges that OA is relying on such representations and warranties in connection with the completion of the transactions contemplated by this Agreement:

(i)	All shares, securities, rights, and other property transferred or to be transferred by any Shareholder pursuant to this Agreement are or, as the case may be, will be, at the appropriate time, free and clear of all mortgages, encumbrances and charges, and each Shareholder is entitled at law and in equity to transfer and convey to OA clear title to such shares, securities, rights, and other property owned by such Shareholder; and

(ii)	All necessary corporate actions have been taken to authorize the execution, delivery and performance of this Agreement in accordance with Bionik’s articles, by-laws, and other governing documents; and

(iii)	Each Shareholder is, as of the date of this Agreement, a resident of Canada for purposes of the Income Tax Act (Canada).

These representations and warranties will survive the date of this Agreement and will continue in full force indefinitely.

7.	OA represents and warrants to and for the benefit of the Shareholder Releasees that he has not assigned to any person, partnership, body corporate or other entity any of the OA Claims which OA releases by this Agreement.

8.	OA covenants and agrees that he shall not join, assist, aid or act in concert in any manner whatsoever with any other person, partnership, body corporate or other entity in the making or bringing of any OA Claim in any manner whatsoever against any of the Shareholder Releasees arising out of or in relation to the OA Claims herein released.

9.	OA covenants and agrees that he shall not make any OA Claim or commence or maintain any action or proceeding in any manner whatsoever arising out of or in relation to the OA Claims herein released against any person, partnership, body corporate or other entity that might claim contribution or indemnity or relief over against the Shareholder Releasees.

10.	OA agrees and undertakes not to acquiesce or participate in, encourage or instigate, directly or indirectly, any OA Claims by other persons or entities against any Shareholder Releasee in connection with any OA Claims which an OA Releasor releases by this Agreement.

11.	OA acknowledges and agrees that this Agreement shall be binding upon him and his heirs, executors, legal personal representatives, administrators, successors and assigns and shall enure to the benefit of the Shareholder Releasees and the Corporate Releasor and, as applicable, their respective heirs, executors, legal personal representatives, administrators, successors and assigns.

12.	Each Shareholder Releasor and Corporate Releasor (each a “Bionik Releasor” and collectively the “Bionik Releasors”) represents and warrants to and for the benefit of the OA Releasees that it has not assigned to any person, partnership, body corporate or other entity any of the Shareholder Claims or Corporate Claims, as applicable the Bionik Releasor releases by this Agreement.

13.	Each Bionik Releasor covenants and agrees that it shall not join, assist, aid or act in concert in any manner whatsoever with any other person, partnership, body corporate or other entity in the making or bringing of any Shareholder Claim or Corporate Claim, as applicable, in any manner whatsoever against any of the OA Releasees arising out of or in relation to the Shareholder Claims or Corporate Claims, as applicable, herein released by the Bionik Releasor.

14.	Each Bionik Releasor covenants and agrees that it shall not make any Shareholder Claim or Corporate Claim, as applicable, or commence or maintain any action or proceeding in any manner whatsoever arising out of or in relation to the Shareholder Claims or Corporate Claims, as applicable, herein released by the Bionik Releasor against any person, partnership, body corporate or other entity that might claim contribution or indemnity or relief over against the OA Releasees.

15.	Each Bionik Releasor agrees and undertakes not to acquiesce or participate in, encourage or instigate, directly or indirectly, any Shareholder Claims or Corporate Claims, as applicable, by other persons or entities against any OA Releasee in connection with any Shareholder Claims or Corporate Claims, as applicable, which the Bionik Releasor releases by this Agreement.

16.	Each Bionik Releasor acknowledges and agrees that this Agreement shall be binding upon it and its heirs, executors, legal personal representatives, administrators, successors and assigns as applicable, and shall enure to the benefit of the OA Releasees and, as applicable, their respective heirs, executors, legal personal representatives, administrators, successors and assigns.

17.	The representations, warranties, covenants and obligations of each Shareholder and Bionik hereunder are several and not joint and not joint and several.

18.	In the event that any provision or portion of any provision of this Agreement is held to be invalid, illegal, or unenforceable under any applicable law, such invalidity, illegality or unenforceability shall not affect the validity and enforceability of the remainder of the Agreement and shall not affect the validity and enforceability of this Agreement as a whole or in any other jurisdiction or against any other parties other than the party in respect of whom that provision or portion of any provision of this Agreement was held to be invalid, illegal or unenforceable.

19.	This Agreement may be transmitted by e-mail or facsimile, and where so transmitted, the signature(s) hereon shall be binding as if originals. This Agreement shall be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

20.	The parties hereby irrevocably and unconditionally attorn, consent to and submit to the exclusive jurisdiction of the courts of the Province of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by delivery in the manner set forth in Section 22 shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

21.	OA on behalf of himself and the OA Releasees hereby irrevocably designates Lette LLP (in such capacity, the “Process Agent”), with an office at 20 Queen Street West, Suite 3300, Box 33, Toronto ON M5H 3R3, Canada, as its designee, appointee and agent to receive, for and on its behalf service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent. OA shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that OA will at all times have an agent for service of process for the above purposes at the above noted address.

Nothing herein shall affect the right of any party to serve process in any manner permitted by applicable law. OA expressly acknowledges that the foregoing waiver is intended to be irrevocable under all applicable laws.

22.	Notices

Except as provided in Sections 21 with respect to service of process, all notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered if delivered personally or the date sent if sent by telecopier or sent by prepaid overnight courier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a)	if to the Shareholders or Bionik:

c/o Bionik Laboratories
483 Bay Street, N105
Toronto, Ontario M5G 2C9

Attention:	Chief Executive Officer
Email:	pb@bioniklabs.com

with a copy to (which shall not constitute notice):

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario M5H 2T6

Attention:	Krisztian Toth
Email:	ktoth@fasken.com

(b)	if to OA:

c/o Lette LLP
20 Queen Street West, Suite 3300
Toronto, Ontario M5H 3R3

Attention:	Bernard Lette
Email:	blette@lette.ca

23.	Each of the parties hereto mutually undertake with each other that it will not, at any time after the date of this Agreement, without the prior written consent of the other party, divulge or communicate to any person other than its respective directors, officers, employees, shareholders and advisers who, in the disclosing party's reasonable opinion, need to know the same for the performance of this Agreement any information relating to the Shareholder Claims, the Corporate Claims, the OA Claims, or the terms of this Agreement (the “Confidential Information”); provided, however, that nothing in this section shall preclude a party from disclosing Confidential Information of the other party if (a)the Confidential Information is available to the public or in the public domain at the time of such disclosure, without breach of this Agreement by the disclosing party; or (b) disclosure is required to be made by applicable law or by any stock exchange or quotation system on which the securities of Bionik or its parent, Bionik Laboratories Corp. (“US Bionik”) disclosure is made to a court which is determining the rights of the parties under this Agreement or pursuant to a court order; provided further that, in respect of any disclosure pursuant to subsection (b), the disclosing party first gives written notice of such disclosure to the other party, affords a reasonable opportunity to the other party to seek to protect the confidentiality of the Confidential Information required to be disclosed, and takes all reasonable steps to restrict such disclosure to that part of the Confidential Information which it is required to disclose and protect the confidentiality of the Confidential Information to the extent possible and legally permitted.

24.	This Agreement, including Schedule “A” hereto, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the parties, with respect to the subject matter hereof. The parties shall be entitled to rely upon delivery of an executed facsimile copy of the Agreement or via email in PDF format, and such facsimile copy or email in PDF format shall be legally effective to create a valid and binding agreement among the parties.

25.	Time shall be the essence of this Agreement.

26.	Each party expressly acknowledges that it would be extremely difficult to measure the damages that might result from any breach of any of the covenants of any other party contained herein and that any breach by a party (such party a “Breaching Party”) of any of the covenants given by the Breaching Party herein might result in irreparable injury to the other parties (each a “Compliant Party”) for which money damages could not adequately compensate. If a breach of any of the covenants of a Breaching Party occurs, any Compliant Party shall be entitled, in addition to all other rights and remedies that any Compliant Party may have at law or in equity, to have an injunction issued by any competent court enjoining and restraining the Breaching Party from continuing such breach. The existence of any claim or cause of any action that the Breaching Party may have against any Compliant Party shall not constitute a defence or bar to the enforcement by the Compliant Party of the covenants of the Breaching Party under this Agreement. If a Compliant Party must resort to litigation to enforce any of the covenants of the Breaching Party that have a fixed term, then such term shall be extended for a period of time equal to the period during which a breach of such covenant was occurring, beginning on the last day of the original fixed term of such covenant.

OA acknowledges and agrees that in the event he or an OA Releasor breaches any provision of this Agreement he shall upon notice from any Shareholder transfer and gift back to each Shareholder the exchangeable shares (or if applicable the common shares of US Bionik the exchangeable shares have been exchanged for) transferred by the Shareholders to OA pursuant to Schedule “A”. If such shares have been disposed of by OA he shall promptly purchase in the market and deliver to each Shareholder that number of common shares of US Bionik that is equal to the number of exchangeable shares initially transferred and gifted by each Shareholder as detailed in Schedule “A”. OA acknowledges and agrees that the foregoing is a genuine pre-estimate of the damages which each Shareholder would suffer or incur as a result of the event giving rise to such damages and resultant breach and is not a penalty. OA irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that nothing contained in this Section 26 and no payment by re-transfer or gift of shares by OA to the Shareholders shall relieve or have the effect of relieving OA in any way from liability for damages incurred or suffered by any Shareholders as a result of a breach of this Agreement by OA or any OA Releasor. Nothing herein shall preclude a Shareholder from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

27.	Each party acknowledges and agrees that:

(a)	the covenants in this Agreement are reasonable and are supported by good and adequate consideration and are necessary to protect the interests of each party hereto;

(b)	OA has received a substantial financial benefit as a result of the covenants of the Shareholders provided in this Agreement;

(c)	the covenants of OA contained in this Agreement were a material inducement for the other parties to enter into this Agreement; and

(d)	the covenants of the Shareholders contained in this Agreement were a material inducement for the other parties to enter into this Agreement.

[SIGNATURE PAGE FOLLOWS]

This Release is dated the _____ day of March, 2015.

BIONIK LABORATORIES INC.

	By:	/s/ Peter Bloch
Name: Peter Bloch
Title: CEO

I have authority to bind the Corporation.

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/s/	)	/s/ Peter Bloch
Witness		Name: Peter Bloch
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/s/	)	/s/ Michal Prywata
Witness		Name: Michal Prywata
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/s/	)	/s/ Thiago Caires
Witness		Name: Thiago Caires
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/s/	)	/s/ Olivier Archambaud
Witness		Name: Olivier Archambaud
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Schedule "A"

1.	Covenants of the Shareholders

1.1	Gift of Shares

Bloch shall gift 207,620 exchangeable shares of Bionik (which shall be exchangeable for an equivalent number of US Bionik common stock) to OA promptly following the compliance with OA of its obligations in Section 2.2 below.

Prywata shall gift 210,766 exchangeable shares of Bionik (which shall be exchangeable for an equivalent number of US Bionik common stock) to OA promptly following to OA promptly following the compliance with OA of its obligations in Section 2.2 below and in Section 2.3 below.

Caires shall gift 210,766 exchangeable shares of Bionik (which shall be exchangeable for an equivalent number of US Bionik common stock) to OA promptly following to OA promptly following to OA promptly following the compliance with OA of its obligations in Section 2.2 below and in Section 2.3 below.

Each Shareholder hereby agrees to execute and deliver all such additional documents and do all other acts which are necessary to effect and evidence the transfer of the Settlement Shares to OA, free and clear of all encumbrances, and to otherwise complete the transactions contemplated by this Agreement.

1.2	Non Disparagement

Subject to Section 3 below, for a period of two years following the date of this Settlement, Release and Termination, each Shareholder and Bionik shall not take any action which directly or indirectly would, or could reasonably be expected to, disparage or otherwise damage the reputation of OA as they relate to the Shareholder Claims or Corporate Claims, as applicable, released pursuant to this Agreement.

1.3	Additional Actions

Each of Bloch, Prywata and Caires agrees to execute and deliver all such additional documents and do all other acts which are necessary to complete the transactions contemplated by this Agreement.

2.	Covenants of OA

2.1	Non-Disparagement

Subject to Section 3 below, for a period of two years following the date of this Settlement, Release and Termination, OA shall not take any action which directly or indirectly would, or could reasonably be expected to, disparage or otherwise damage the reputation of US Bionik, Bionik or the Shareholders as they relate to the OA Claims released pursuant to this Agreement.

2.2	No Use of Bionik Name

OA shall not directly or indirectly, and shall not permit any OA Releasor to directly or indirectly use the name “Bionik” or any variation or combination thereof in connection with any business or activity carried on by any of them and OA shall and shall cause each OA Releasor to discontinue further use of the such names and trademarks and any related web domains and email addresses.

2.3	Tax Matters

Prior to Bloch, Prywata and Caires transferring any exchangeable shares to OA, they shall send to OA a statement, prepared by the auditor of Bionik, as to the tax which will be payable by Bloch, Prywata and Caires as a result of the transfer and withholding tax obligations, if any, on Bloch, Prywata and Caires in connection with such transfer (collectively the “Tax Liability”) and OA shall, as a condition to such transfer, pay to Bloch, Prywata and Caires in cash an amount necessary to satisfy in full all the Tax Liability.

2.4	Outstanding Amounts

Prior to Prywata and Caires transferring any exchangeable shares, OA shall pay to each of them $12,500 in cash on account of monies owing by OA but not yet paid by OA, which amounts to represent the outstanding portion of the purchase price of Bionik common shares previously purchased by OA from Prywata and Caires.

2.5	Additional Actions

OA hereby agrees to execute and deliver all such additional documents and do all other acts which are necessary or desirable to complete the transactions contemplated by this Agreement.

3.	Lawful Pursuits

Sub-sections 1.2 and 2.1 do not prevent the parties from engaging in lawful pursuits to enforce their entitlements under this Agreement. If a party is a Breaching Party, the Compliant Party to whom the Breaching Party has not performed its obligations will be relieved from performing its obligations under this Agreement as they relate to the Breaching Party.

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